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                              July 16, 2021

       Sean Peace
       Manager
       RoyaltyTraders LLC
       1053 East Whitaker Mill Rd., Suite 115
       Raleigh, NC 27604

                                                        Re: RoyaltyTraders LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed July 2, 2021
                                                            File No. 024-11532

       Dear Mr. Peace:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 3, 2021 letter.

       Amendment 1 to Form 1-A filed July 2, 2021

       Plan of Distribution and Selling Shareholders
       Price Discovery, page 14

   1. In response to prior comment 1, you state that the auction bids are not binding. Please revise your disclosure
throughout the offering circular to indicate that the auction process does not result in the
sale of Royalty Share Units. For example, you continue to state that
                                                         "SongVest will offer
the projected number of Royalty Share Units for sale in an auction environment." Also,
your illustrative example on page 15 indicates that the bidders "win"
                                                        shares. Consider
changing the description of the testing the waters process so it is no longer described as an
"auction," which implies a sale process.
 Sean Peace
RoyaltyTraders LLC
July 16, 2021
Page 2
2. Please disclose how you plan to offer the Royalty Share Units for sale after the company has set the price. In this regard, please confirm how your solicitation and offering process both before and after setting a price will comply with Rule 251(d) under Regulation A.
      Explain whether the bidders in the auction will be given priority or any other consideration in the offering.
Securities Being Offered
Distributions to Holders of Royalty Share Units, page 30

3. We note your disclosure in response to prior comment 2. Please further clarify whether investors will owe an administrative fee if there are no royalty payments in a certain quarter. In addition, please explain how the distribution would be structured if the artist's royalty payments were made more or less frequently than quarterly.
      Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,
FirstName LastNameSean Peace
                                                            Division of
Corporation Finance
Comapany NameRoyaltyTraders LLC
                                                            Office of
Technology
July 16, 2021 Page 2
cc:       Andrew Stephenson
FirstName LastName